Contact

www.linkedin.com/in/arup-roy-
burman-md-7891736 (LinkedIn)
www.globalhealing.org (Other)
www.ucsf.edu (Company)
www.childrenshospitaloakland.com
(Company)

Top Skills

Strategic Partnerships

External Liaison

Cultural Diversity

Certifications

American Board of Pediatrics

American Board of Pediatrics, Sub-
board in Pediatric Critical Care
Medicine

Certificate of Completion
PharmStars' PharmaU for Digital
Health StartUps: Comprehensive
course on the biopharma industry

Publications

http://profiles.ucsf.edu/arup.roy-
burman

Arup Roy-Burman MD

Transformational Executive | Visionary Leader | Workforce
Champion | Patient Advocate | Innovator & Founder
San Francisco, California, United States

Summary

Visionary mission-driven executive with 20+ years experience in
clinical, business, and innovations leadership, spanning hospitals,
global health, academia, startups, product development, SaaS/
tech-enabled services, and sales. Foresaw need for mobile nursing
support tools pre-pandemic; launched first-in-market solution now
serving thousands of nurses, partnering consultatively with senior
and middle management to solve critical operational challenges
across 30+ health systems. Serial entrepreneur/intrapreneur and
founder with a track record of bringing together diverse stakeholders
to develop effective approaches to strategic priorities, including new
air transport, ICU, NP and ECLS programs in hospitals; tech apps
to scale patient safety, EMR, referral management and workforce
recognition in healthcare systems; sustainable hospitals, clinics and
programs for underserved populations in developing countries; and
inter-institutional knowledge-sharing networks to improve health
equity and outcomes, both nationally and globally.

Experience

Elemeno Health
10 years

Board Director & Founder
2016 - Present (10 years)

Chief Strategy & Medical Officer
2024 - Present (2 years)

Chief Executive Officer
2016 - 2024 (8 years)
San Francisco Bay Area

Healthcare complexity is growing exponentially, and staff are constantly
turning over. Traditional training and communication solutions cannot keep up;
costs rise, staff engagement falls, and outcomes decline.

Elemeno solves this problem with the first customizable, just-in-time training and support app purpose-built for frontline healthcare teams. Bite-sized multi-media microlearning, personalized to each hospital's people, equipment, and resources. Available anytime, anywhere, on any device.

Health systems across the country are seeing great results:
- shortening orientation times by 50%
- decreasing serious patient harm by 75%
- empowering the workforce while reducing labor costs

http://www.elemenohealth.com

UCSF Health
25 years 10 months

Pediatric Intensivist | Professor
July 2000 - Present (25 years 10 months)

Medical Director, Pediatric Intensive Care Unit
September 2011 - June 2016 (4 years 10 months)
UCSF Benioff Children's Hospital

Oversight of clinical operations of 20 bed Pediatric ICU, with additional clinical coverage of 12 bed Pediatric Cardiac ICU. Development of PICU Nurse Practitioner program; unique MIBG (radiopharmaceutical) sedation program for young children with neuroblastoma; Respiratory Failure Extra-Corporeal Life Support (ECLS) program. PICU is an institutional leader in adoption and ongoing development of EMR. UCSF-wide leadership with development and implementation of social collaboration/gamification platform for workforce engagement. Lead in development of UCSF telehealth in the inpatient environment. Multiple Benioff Children's Hospital and UCSF-wide leadership committees, including Quality/Safety, Telehealth, Access/Outreach, Information Services Unit Technology Transformation: Chair, UCSF Culture of Excellence Recognition Subcommittee.

Director, Pediatric Transport, Access, and Outreach
September 2011 - June 2016 (4 years 10 months)
UCSF Benioff Children's Hospital

Development of UCSF's first dedicated RN-RN flight transport team, first independent flight base, first dedicated aircraft. Led development of UCSF's Access Center Salesforce system-- tracking and optimizing referring physician/

facility communication-- together with quantitative and qualitative market intelligence.

University of California, San Francisco
Professor of Pediatrics
2000 - Present (26 years)

Global Healing
15 years

Member, Board of Directors
2003 - 2018 (15 years)
Berkeley, CA

501(c)3 focused on improving health care in the developing world. As one of three physician board members, I have helped to lead development of pediatric medical and surgical programs in Latin America (Honduras) and Eastern Europe (Georgia).

Chair of the Board of Directors
2010 - 2012 (2 years)
Berkeley, CA

Led the Board through the expansion of staff, including the recruitment of President; expansion of programs into new countries; and development of grants to start-up NGOs.. Co-Founder and Past Director, Roatan Volunteer Pediatric Clinic.

Roatan Volunteer Pediatric Clinic
Co-Founder & Medical Director
October 2002 - June 2017 (14 years 9 months)
Roatán, Islas de la Bahía, Honduras

Co-Founder and original and intermittent Medical Director. Roatan is an island with current population of ~120,000. Pediatric clinic launched in collaboration with the Public Hospital Roatan, the Honduran Ministry of Health, and 501(c)3 Global Healing. Continual operation from 2003 to present, with over 100,000 patient-visits to date. The program was developed into one of the largest pediatric resident physician international electives in the US. Subsequently developed into an interprofessional research program studying medical and environmental determinants of health on the island, which serves as a microcosm/model for healthcare challenges facing the developing world. One of the first UCSF Global Health programs to integrate all four professional schools (Medicine, Nursing, Dentistry, and Pharmacy).

Northern California Pediatric Intensive Care Network
Chair
2006 - 2017 (11 years)

The Northern California PICN is a consortium of all 12 regional pediatric intensive care unit faculty and fellows, whose primary goal is to improve the care of critically ill children through continuing education, collaborative research, and exchange of policies, protocols, and procedure guidelines.

Y Combinator
Startup Founder
June 2016 - August 2016 (3 months)

I entered YC as a startup Founder in the Summer 2016 batch, through Elemeno Health.

California Shock Trauma Air Rescue
Assistant Medical Director
November 2014 - August 2016 (1 year 10 months)

Medical direction for pediatric transport. Strategic consultant.

REACH Air Medical Services
Assistant Medical Director
September 2011 - October 2014 (3 years 2 months)

Medical direction/consultant for pediatric and neonatal transports.

Childrens Hospital Oakland
9 years

Pediatric Intensivist
2002 - September 2011 (9 years)

Past President, Children's Critical Care Medical Group, Inc. Provided full-time clinical pediatric critical care services to the medical and surgical patients admitted to the Pediatric Intensive Care Unit; provided emergent critical care consultations to patients throughout the hospital and Emergency Room; managed emergency transports of critically ill children; participated in multi-center clinical trials; trained pediatric residents and pediatric critical care fellows; led development of telemedicine program; participated in quality improvement initiatives hospital wide.

President, Children's Critical Care Medical Group
2009 - 2011 (2 years)

CCCMG, Inc., is a private practice group providing exculsive pediatric critical care services to the 23 bed intensive care unit at Children's Hospital Oakland.

Marin General Hospital
Pediatric Hospitalist
1999 - 2008 (9 years)

Joined the hospitalist group in its first year, helping to provide MGH with 24/7 in-house pediatrician coverage-- a program which contines well over a decade later.

Education

UCSF
Fellowship, Pediatric Critical Care Medicine Residency
Program · (1997 - 2000)

Stanford University School of Medicine
Residency, Pediatrics Residency Program · (1994 - 1997)

University of California, San Francisco - School of Medicine
MD, Medicine · (1989 - 1994)

BA, Biochemistry · (1985 - 1989)